EXHIBIT (a)(2)

August 5, 2005

Dear Stockholder,

We are pleased to inform you that the Company has entered into a merger agreement with Xyratex Ltd and Normandy Acquisition Corporation, pursuant to which an indirect wholly owned subsidiary of Xyratex Ltd has commenced an offer to purchase each share of the Company common stock for $0.105, net to the seller in cash. The offer is conditioned upon, among other things, a minimum of 88.1% of the shares of the Company common stock being tendered in the offer and not withdrawn. Pursuant to the merger agreement, if Normandy Acquisition Corporation acquires over 90% of the shares of the Company common stock, then the offer will be followed by a merger in which each share of the Company common stock not previously purchased will be converted into the right to receive the same amount of cash as is paid in the offer.

Your Board of Directors has determined that the offer and the merger are advisable, fair to and in the best interest of the Company and its stockholders, has approved and adopted the offer and the merger agreement and the transactions contemplated thereby, and recommends that the Company stockholders accept the offer and tender their shares of the Company common stock pursuant to the offer.

In arriving at its recommendation, your Board of Directors carefully considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of the Company’s financial advisor, Capitalink, L.C., that as of the date of such opinion, the consideration to be received by the holders of shares of the Company common stock pursuant to the merger agreement is fair from a financial point of view to the Company’s stockholders. A copy of Capitalink’s written opinion, which sets forth, among other things, the assumptions made and matters considered by Capitalink in rendering its opinion, can be found in Schedule I to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

The Schedule 14D-9 describes in more detail the reasons for your board’s conclusions and contains other information relating to the offer. In addition, enclosed are Xyratex’s Offer to Purchase, dated August 5, 2005, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the offer and provide information on how to tender your shares to Normandy Acquisition Corporation. We urge you to read these documents and to consider this information carefully.

On behalf of the management and the Board of Directors, we thank you for the support you have given to the Company over the years.

Very truly yours,

K. TODD GRESHAM

Chief Executive Officer and President